

May 18, 2012

<u>Via E-mail</u>
Quinn P. Fanning
Executive Vice President and Chief Financial Officer
Tidewater Inc.
601 Poydras Street, Suite 1900
New Orleans, LA 70130

      Re: **Tidewater Inc.**
                Form 10-K for Fiscal Year Ended March 31, 2011
                Filed May 19, 2011
                File No. 001-06311
                Form 10-Q for Quarterly Period Ended December 31, 2011
                Filed February 3, 2012
                File No. 001-06311

Dear Mr. Fanning:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Lyn Shenk

                        Lyn Shenk
                        Branch Chief